SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                       Santa Anita Realty Enterprises, Inc.
                          Santa Anita Operating Company
                                 (Name of Issuer)


                          Common Stock, $0.10 par value
                          (Title of class of securities)


                                    801209206
                                    801212101
                                  (CUSIP Number)


                                William A. Ackman
                                 Gotham Partners
                               110 East 42nd Street
                            New York, New York  10017
                                  (212) 286-0300
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 January 28, 1997
             (Date of event which requires filing of this statement)


                   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                   Check the following box if a fee is being paid with the statement [ ].











                                Page 1 of 3 Pages





              This Amendment No. 1 is filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), and Gotham Partners II, L.P., a New York limited partnership ("Gotham II" and together with Gotham, the "Reporting Persons"), and amends and supplements the following Items of those certain Schedule 13Ds (the "Schedule 13Ds") originally filed on November 21, 1996, in each case by adding the information set forth below. Capi-talized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13Ds.

         ITEM 4.   PURPOSE OF TRANSACTION.

              On January 28, 1997, KAI proposed a recapitalization transaction (the "Recapitalization") relating to the Companies which is more fully described in an amendment to KAI's report on Schedule 13D filed with the Securities and Exchange Commission on January 29, 1997. In the Recapitalization, as proposed by KAI, the Companies would (i) pay a special cash dividend of $11 per Paired Share to all current stockholders of the Companies, and (ii) commence a self-tender to purchase up to 5.6 million Paired Shares (the "Self-Tender") in which current stockholders of the Companies will have the option in addition to the payment of the $11 special dividend to (x) retain their existing Paired Shares, (y) receive $16 in cash per Paired Share, or (z) receive per Paired Share an additional $11 in cash together with one warrant to purchase one Paired Share at $16.25 per Paired Share for a five year period (the "Warrant"). It is not expected that the Reporting Persons would tender any Paired Shares into the Self-Tender.

              On January 28, 1997, KAI entered into a letter agreement (the "Letter Agreement") with Gotham relating to the Recapitalization pursuant to which the Reporting Persons would, subject to the terms and conditions in such Letter Agreement, purchase on a standby basis up to 5.6 million Warrants from the Companies at $5.00 per Warrant, subject to certain adjustments as contained in the Letter Agreement, or up to $28 million in the aggregate. A copy of the Letter Agreement is attached hereto as Exhibit 1 and is specifically incorporated herein by reference. The description herein of the Letter Agreement is qualified in its entirety by reference thereto.

         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

              The following Exhibits are filed as part of this Schedule
         13D:

              (1) Letter Agreement, dated January 28, 1997 between KAI and the Reporting Persons.







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                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

         January 29, 1997

                                   GOTHAM PARTNERS, L.P.

                                   By:  SECTION H PARTNERS, L.P.
                                        its general partner

                                        By:  KARENINA CORPORATION
                                             a general partner of Section H
                                             Partners, L.P.


                                             By: /s/ William A. Ackman
                                                  William A. Ackman
                                                  President


                                        By:  DPB CORPORATION
                                             a general partner of Section H
                                             Partners, L.P.


                                             By: /s/ David P. Berkowitz
                                                  David P. Berkowitz
                                                  President

                                   GOTHAM PARTNERS II, L.P.

                                   By:  SECTION H PARTNERS, L.P.
                                        its general partner

                                        By:  KARENINA CORPORATION
                                             a general partner of Section H
                                             Partners, L.P.


                                             By: /s/ William A. Ackman
                                                  William A. Ackman
                                                  President

                                        By:  DPB CORPORATION
                                             a general partner of Section H
                                             Partners, L.P.


                                             By: /s/ David P. Berkowitz
                                                  David P. Berkowitz
                                                  President


                                Page 3 of 3 Pages